June 12, 2025

Conglin Deng
Chief Executive Officer
Abits Group Inc
Level 24 Lee Garden One, 33 Hysan Avenue
Causeway Bay, Hong Kong SAR
People   s Republic of China

       Re: Abits Group Inc
           Amendment No. 1 to Registration Statement on Form F-3
           Filed May 30, 2025
           File No. 333-284387
Dear Conglin Deng:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 7, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-3
Cover Page

1.     We note your response and revised disclosure to prior comment 2 and partially
       reissue. Please further revise the cover page to acknowledge that Chinese regulatory authorities could disallow your corporate structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. In this regard, and without limitation, we note the following points:
           Your principal executive offices are located in Hong Kong, as disclosed on the
           cover page, and your revised definition of    PRC    includes Hong
Kong.
 June 12, 2025
Page 2

             You disclose that (i) both your U.S.-based operating subsidiaries (Abit USA and
           Abits Inc.) are wholly-owned direct subsidiaries of your Hong Kong subsidiary
           (Abit HK); (ii) your U.S. operating subsidiaries may provide dividend or other distributions to you through your Hong Kong subsidiary; and (iii) as a holding company, you may rely on dividends or payments by your subsidiaries to fund your cash and financing requirements.
           It appears that a majority of your directors may be located in the PRC based upon your disclosure in the enforceability of civil liabilities section. Please revise accordingly.
2.     We note your response and revised disclosure to prior comment 3 and partially
       reissue. Consistent with comment 1 above, and as previously requested, your cover page disclosure should make clear whether the legal and operational risks associated
       with being based in or having some portion of the company   s operations
in China
       could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please revise accordingly.
3. We note your added disclosures on the prospectus cover page and page 10 in response to prior comments 4 and 8, respectively, regarding certain inter-company loans for each of the three years ended December 31, 2024. To the extent applicable, please revise your disclosures to disclose your intentions to settle amounts owed under your operating structure.
4. On the prospectus cover page and page 10, you disclose that you do not anticipate any difficulties with your ability to transfer cash between your subsidiaries. Please revise these disclosures to state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets.
Prospectus Summary
Summary of Risk Factors, page 7

5. We note your revised disclosure in response to prior comment 6 and partially reissue.
       Please further revise your summary risk factors to describe in greater detail the risks that your corporate structure and being based in or having some portion of the company's operations in China poses to investors. In this regard, please address the following points:
           Describe in greater detail the significant (i) liquidity risks and
(ii) enforcement
           risks (e.g., risks and uncertainties regarding the enforcement of laws in China), with cross-references to a more detailed discussion of these risks in the prospectus.
           Discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
 June 12, 2025
Page 3

             Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Permission Required from the PRC Authorities, page 8

6. We note your revised disclosures at pages 8 - 9 in response to prior comment 7. Please further revise to describe the consequences to you and your investors if you or your subsidiaries: (i) do not maintain any required permissions or approvals from
       Chinese authorities (e.g., Bitmatrix's business license), (ii) inadvertently conclude that any requisite permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
7. As a related matter, please revise the second paragraph on page 9 to remove your statement that you "do not expect any changes with respect to Bitmatrix's activity or deregistration would materially and adversely affect [your] bitcoin mining business, operating results or financial condition" in the event you or Bitmatrix are required to obtain additional licenses, permits, filings or approvals for its intra-company services in the future. In this regard, for example, we note your related risk factor disclosure on page 14 that you could be subject to fines or other regulatory sanctions if you were to be required to obtain any permission or approval from or complete any filing procedures with the CSRC, the CAC, or other PRC governmental authorities under the PRC laws.
Risk Factors, page 12

8. We note your response to prior comment 11. Given the legal and operational risks
       associated with being based in or having some portion of the company   s
operations in
       China, we are unable to concur with your view that any influence or control the
       Chinese government may exercise, if any, would not have a material impact on your business or the value of your securities. As such, we reissue prior comment 11 in full. Please revise accordingly.
Risks Related to Limited Operations in the Jurisdictions in which Our Subsidiaries Have
Presence, page 12

9. Please rename the risk factor subsection titled, "Risks Related to Limited Operations in the Jurisdictions in which Our Subsidiaries Have Presence" to more clearly reference the risks that your corporate structure and being based in or having some portion of the company's operations in China poses to investors. Also, please make corresponding revisions elsewhere, as applicable, including in your summary of risk factors disclosure at page 8.
Our financial condition and results of operations..., page 15

10.    We note your added risk factor disclosure in response to prior comment
12. Please
       address the following points in your next amendment:
 June 12, 2025
Page 4

              Please further revise this risk factor to address the basis for your disclosures regarding the applicability of the PRC laws and regulations referenced therein to you and your subsidiaries, including, without limitation: (i) your belief statements in the second and third paragraphs, respectively, regarding the applicability of the
            Data Security Law and the PIPL to you and/or your subsidiaries; and
(ii) your
            statement in the fourth paragraph that your PRC subsidiary's activity related to cross-border data transfer is limited to your corporate and personnel internal uses and does not fall under certain categories specified under the Measures. For example, please clearly state whether you relied on an opinion of counsel or alternatively are relying on management's internal assessment and discuss such assessment. If you relied on advice of counsel, you should identify counsel and file the consent of counsel as an exhibit to the registration statement. Please revise as appropriate.
              You disclose in the last paragraph of this risk factor that if the referenced PRC laws and regulations related to cybersecurity and data privacy are deemed to be applicable to you and your subsidiaries, you may be considered noncompliant therewith, which could materially and adversely affect your financial condition and results of operations. Please expand your disclosure to also discuss any attendant impact on your offering in such event.
You may face difficulties in protecting your interests as a shareholder..., page 18

11. Please expand this risk factor to address the enforceability of civil liabilities in the
       PRC and Hong Kong, consistent with your disclosure in the enforceability of civil liabilities section. Refer to the third bullet of prior comment 14. Enforceability of Civil Liabilities..., page 41

12. On page 41, we note your disclosure regarding your directors and executive officers that: (i) a majority of your directors and executive officers are nationals and/or residents of countries other than the United States; (ii) Conglin Deng resides "part of the year" in the United States; (iii) Tao Xu, Chuan Zhan and Yanyan Sun, are
       nationals or residents of the PRC; (iv) Khuat Leok Choong does not reside in the
       United States; and (v) Wanhong Tan resides in Malaysia for a "substantial portion" of his time. Based upon your revised disclosure, it remains unclear the extent to which any of your directors or executive officers are located in the PRC or Hong
       Kong. Please further revise to clearly state whether any of your directors or executive officers are located in the PRC or Hong Kong. If so, please identify the relevant individuals and discuss the difficulty of bringing actions against them and enforcing judgments against them. As applicable, please also make corresponding revisions to your risk factor titled, "You may face difficulties in protecting your interests as a shareholder...," on page 18. Refer to the second and third bullets of prior comment 14.
13. Please reconcile your disclosure in this section and on page 18 that Wanhong Tan is your Chief Executive Officer with the signature page, which indicates that he is your
       Chief Financial Officer.
 June 12, 2025
Page 5

       Please contact David Gessert at 202-551-2326 or David Lin at 202-551-3552 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Anthony W. Basch, Esq.